Via Facsimile and U.S. Mail
Mail Stop 6010

February 17, 2009

Karl Brenkert III
Senior Vice President and
Chief Financial Officer
Kendle International Inc.
441 Vine Street, 1200 Carew Tower
Cincinnati, OH 45202

Re: **Kendle International Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed March 17, 2008
    Definitive Proxy Statement on Schedule 14A
    Filed April 14, 2008
    File Number: 000-23019

Dear Mr. Brenkert:

    We have reviewed your January 22, 2009 response to our January 7, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filing.

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement on Schedule 14A

Executive Compensation
Compensation Discussion and Analysis
Bonus, page 16

1. We note your response to Comment 2 and your statement that the goals, targets and metrics are considered generally and are not a substitute for the Compensation Committee's discharge of its fiduciary duties in making executive compensation decisions. Please expand your disclosure to discuss all other material factors that the Committee considered in making its compensation decisions.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeff Riedler
Assistant Director